Exhibit 3.1
[FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION]
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
GLOBAL LOGISTICS ACQUISITION CORPORATION
     GLOBAL LOGISTICS ACQUISITION CORPORATION, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its sole incorporator, hereby certifies as follows:
1.	The name of the Corporation is “Global Logistics Acquisition Corporation”;

2.	The Corporation’s original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 1, 2005;

3.	The Corporation’s first Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 20, 2005;

4.	This Amended and Restated Certificate of Incorporation restates, integrates and amends the first Amendment and Restated Certificate of Incorporation of the Corporation;

5.	This Amended and Restated Certificate of Incorporation was duly adopted by unanimous written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”);

6.	The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read, in full, as follows:
         FIRST: The name of the Corporation is Global Logistics Acquisition Corporation.
         SECOND: The registered office of the Corporation is located at 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.
         THIRD: The purpose of the Corporation shall be:
To engage in any lawful act or activity for which
corporations may be organized under the DGCL.
         FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 401,000,000 of which 400,000,000 shares shall be Common Stock with a par value of $0.0001 per share and of which 1,000,000 shares shall be Preferred Stock with a par value of $0.0001 per share.
A.	Preferred Stock. The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required to take such action pursuant to any Preferred Stock Designation.

B.	Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.
         FIFTH: The name and mailing address of the sole incorporator of the Corporation are as follows:

Name Gregory Burns	Address 330 Madison Avenue Sixth Floor New York, NY 10017
         SIXTH: Paragraphs A through F set forth below shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination,” and may not be amended after the consummation of the Corporation’s IPO (as defined below) without the unanimous consent of the Corporation’s stockholders prior to the consummation of any Business Combination. A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction or a combination of any of the foregoing, of one or more operating businesses in the transportation and logistics sector or related industries (collectively, the “Target Business”) having, collectively, a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the balance in the Trust Fund (as defined below) (after excluding from such balance any amount that is or will be due and payable as deferred underwriting discounts and commissions (the “Deferred Underwriting Compensation”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) to be entered into in connection with the Corporation’s initial public offering (the “IPO”) of its Common Stock (such shares of Common Stock issued in connection with the IPO, the “IPO Shares”)) at the time of such acquisition; provided, that any acquisition of multiple operating businesses shall occur contemporaneously with one another. “Trust Fund” shall mean the trust account established by the Corporation in connection with the consummation of its IPO, and into which the Corporation will deposit the net proceeds from the IPO, including any Deferred Underwriting Compensation, and certain other amounts. For purposes of this Article, fair market value shall be determined by the Board of Directors of the Corporation based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. If the Board of Directors of the Corporation is not able to independently determine the fair market value of the Target Business, the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. (d/b/a NASD). The Corporation is not required to obtain an opinion from an investment banking firm as to fair market value of the Target Business if the Corporation’s Board of Directors independently determines the fair market value for such Target Business.
A.	Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL. In the event that a majority of the IPO Shares cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided, that the Corporation shall not consummate any Business Combination if holders representing 20% or more in interest of the IPO Shares exercise their conversion rights described in paragraph B below.
B.	In the event that a Business Combination is approved in accordance with paragraph A above and is consummated by the Corporation, any stockholder holding IPO Shares who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient of (i) the balance of the Trust Fund, inclusive of any interest thereon, net of any assets, and any Deferred Underwriting Compensation included therein, calculated as of two business days prior to the proposed consummation of the Business Combination, divided by (ii) the total number of IPO Shares as of such calculation date; provided, that such conversion shall occur concurrently with the consummation of the Business Combination.

C.	In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that any of a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18-month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares and the existing creditors of the Corporation shall be entitled to receive liquidating distributions from the Corporation, and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock or other securities of the Corporation.

D.	A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event he or she demands conversion of his or her shares in accordance with paragraph B above. Except as may be required under applicable law, in no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund or any amount or other property held therein.

E.	The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class C director for a term expiring at the Corporation’s third Annual Meeting of Stockholders. The Class C director may then, at such time as he or she may determine in his or her discretion, but in no case later than the first Annual Meeting of Stockholders, elect additional Class A, Class B and Class C directors; provided, that until such further election is made by the Class C director, the Class C director shall act for and on behalf of the Corporation as the sole director. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each Annual Meeting of Stockholders thereafter, directors elected to succeed those directors whose terms expire in connection with such Annual Meeting of Stockholders shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election. Except as the DGCL may otherwise require, in the interim between Annual Meetings of Stockholders or Special Meetings of Stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in connection therewith, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

F.	Unless and until the Corporation has consummated a Business Combination as permitted under this Article Sixth, the Corporation may not consummate any other business combination, whether by merger, acquisition, asset purchase or otherwise.
         SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
A.	Election of directors need not be by ballot unless the Corporation’s Bylaws so provide.

B.	The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the Corporation’s Bylaws as provided in the Corporation’s Bylaws.

C.	The directors in their discretion may submit any contract or act for approval or ratification at any Annual Meeting of Stockholders or at any Special Meeting of Stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D.	In addition to the powers and authorities hereinbefore stated or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, notwithstanding, to the provisions of applicable law, this Certificate of Incorporation, and any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.
         EIGHTH: The following paragraphs shall apply with respect to liability and indemnification of officers and directors:
A.	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.	The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding or which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.
         NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation. This Article Ninth is subject to the requirements set forth in Article Sixth and Article Tenth, and any conflict arising in respect of the terms set forth hereunder and thereunder shall be resolved by reference to the terms set forth in Article Sixth and Article Tenth.

         TENTH: Paragraphs A through D set forth below shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any Business Combination, and may not be amended after the consummation of the Corporation’s IPO without the unanimous consent of the Corporation’s stockholders prior to the consummation of any Business Combination.
A.	The Board of Directors of the Corporation shall establish and maintain an audit committee (the “Audit Committee”) composed entirely of at least three (3) independent directors (the “Independent Directors”). For purposes of this paragraph, independence shall be determined in accordance with Nasdaq Marketplace Rule 4200(a)(15).

B.	Upon consummation of the Corporation’s IPO, $76,800,000 (or such other amount to be held in trust as set forth in the Corporation’s registration statement on Form S-1 to be filed with the Securities and Exchange Commission (the “Registration Statement”), at the time such Registration Statement goes effective) of the net proceeds received by the Corporation in connection with the IPO, including any Deferred Underwriting Compensation, and certain other amounts, shall be held in the Trust Fund. The Corporation shall not, and no employee of the Corporation shall, disburse any of the proceeds held in the Trust Fund except (i) for the payment of our income tax liability out of the interest earned on the proceeds held in the Trust Fund, (ii) in connection with a Business Combination or thereafter, including the payment of any Deferred Underwriting Compensation in accordance with the terms of the Underwriting Agreement, (iii) upon the Corporation’s liquidation, or (iv) as otherwise set forth herein.

C.	In connection with the IPO, the Corporation shall enter into letter agreements with each of the initial stockholders of the Corporation and such other agreements (collectively, the “IPO Agreements”) as will be filed as exhibits to the Registration Statement.

D.	The Independent Directors shall review the requirements of Article Sixth and this Article Tenth at each quarterly meeting of the Audit Committee to determine compliance by the Corporation with the requirements thereof and hereof. In addition, the Independent Directors shall review the terms and provisions of each IPO Agreement at each quarterly meeting of the Audit Committee to determine compliance by the parties thereto with the terms and provisions of each IPO Agreement. If any noncompliance is identified, then the Audit Committee shall immediately take all action necessary to rectify such noncompliance or otherwise cause compliance with the requirements of Article Sixth or Article Tenth or the terms and provisions of each IPO Agreement.
Adopted: February ___, 2006